March 10, 2005
via U.S. Mail

Mark A. Kalafut
Vice President, General Counsel and Corporate Secretary
Terra Industries, Inc.
600 Fourth Street
P.O. Box 6000
Sioux City, IA 51102-6000

Re:	Terra Industries Inc.
	Schedule 14A

      Filed February 22, 2005
	File No. 0-08520


Dear Mr. Kalafut:

      We have limited our review of the above filing to the requirements of Schedule 14A of the Securities Exchange Act of 1934.
We have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Proposal 1: Election of Directors, page 2
	Nominees for Election As Class I Director, page 3

1. Consistent with the requirements of Item 401(e) of Regulation
S-K,
please provide a complete biographical sketch, inclusive of information regarding business background during the past five years, for Mr. Janson. See Item 7 of Schedule 14A.

Proposal 3: Authorize Issuance of Common Shares Related to MCC Acquisition, page 21
Effects of Approval, page 22
2. Based upon the opening sentence of each of the first two paragraphs of this section, it appears that you are asking shareholders to approve two separate issuances of common shares. If that is the case, please note that Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." If you intend to allow shareholders to vote separately to approve the issuance of shares for the redemption of the preferred shares and for the exercise of the warrants, consistent with the requirements of Rule 14a-4(3), please ensure that you revise the form of proxy and proxy card by unbundling the proposal related to the issuance of common shares to either redeem the Series B Preferred shares or the issuance of common shares upon exercise of the warrants. See Rule 14a-5(a). See Division of Corporation Finance, Manual Of Telephone Interpretations, Fifth Supplement.
Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response.
Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct all questions relating to the above to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

      Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	G. Nowak
	(312) 861-2200 (fax)
	H. Schwall
      M.Duru
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Terra Industries, Inc.
March 10, 2005
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE